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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                           (Amendment No.  1   )*


                        LaSalle Re Holdings Limited
                              (Name of Issuer)


                               Common Shares
                       (Title of Class of Securities)

                                G53830 10 1
                               (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                               Page  1  of  5  Pages

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CUSIP NO. G53830 10 1                            Page  2  of  5  Pages




1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hyatt Minneapolis Corporation
     36-3000224


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)  [ X ]
     (b)  [   ]


3.   SEC USE ONLY



4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Hyatt Minneapolis Corporation is a Delaware corporation.


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


     5.    SOLE VOTING POWER: 974,710


     6.    SHARED VOTING POWER:  0


     7.    SOLE DISPOSITIVE POWER: 974,710


     8.    SHARED DISPOSITIVE POWER:  0


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        974,710

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES    [ ]


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.9%

12.  TYPE OF REPORTING PERSON  CO
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                                                       Page 3 of 5 Pages
     Item I.A.        Name of Issuer:

                      LaSalle Re Holdings Limited

           B.         Address of Issuer's Principal Executive Offices:

                      25 Church Street
                      P.O. Box HM 1502
                      Hamilton HM FX, Bermuda

     Item II.A.       Name of Person Filing:

                      The shares reported herein are held by Hyatt
                      Minneapolis Corporation.

           B.         Address of Principal Business Office:

                      Hyatt Minneapolis Corporation
                      200 West Madison Street
                      Chicago, Illinois 60606

           C.         Citizenship:

                      Hyatt Minneapolis Corporation is a Delaware corporation.

           D.         Title of Class of Securities:

                      Common Shares

           E.         CUSIP Number:

                      G53830 10 1

     Item III.  Person Filing

           A.   ( )   Broker or Dealer registered under Section 15 of the
                      Act

           B.   ( )   Bank as defined in Section 3(a)(6) of the Act

           C.   ( )   Insurance Company as defined in Section 3(a)(19) of
                      the Act

           D.   ( )   Investment Company registered under Section 8 of the
                      Investment Company Act

           E.   ( )   Investment Adviser registered under Section 203 of
                      the Investment Advisers Act of 1940

           F.   ( )   Employee Benefit Plan, Pension Fund which is subject
                      to the provisions of the Employee Retirement Income
                      Security Act of 1974 or Endowment Fund

           G.   ( )   Parent Holding Company, in accordance with  240.13d-1
                      (b)(1)(ii)(G)

           H.   ( )   Group, in accordance with  240.13d-1 (b)(1)(ii)(H)


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     Item IV.   Ownership

           (a)  Amount Beneficially Owned
                974,710

           (b)  Percent of Class
                 5.9%

           (c)  Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote
                      974,710

                (ii)  shared power to vote or to direct the vote
                        0

                (iii) sole power to dispose or to direct the disposition of
                        974,710

                (iv)  shared power to dispose or to direct the disposition of
                            0

     Item V.    Ownership of Five Percent or Less of a Class

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     Item VI.   Ownership of More than Five Percent on Behalf of Another
                Person

                To the best of our knowledge, we are unaware of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     Item VII. Identification and Classification of the Subsidiary Which Acquired the Security being reported on by the Parent Holding Company.

                NOT APPLICABLE

     Item VIII. Identification and Classification of Members of the Group

                NOT APPLICABLE

     Item IX.   Notice of Dissolution of Group

                NOT APPLICABLE
     Item X.    Certification

                NOT APPLICABLE
                               Page  4  of  5  Pages
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                                     Signature



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 * * * * * * * * *

Dated: February 14, 1996         HYATT MINNEAPOLIS CORPORATION



                                      By:  /s/ Kenneth R. Posner
                                          Name:  Kenneth R. Posner
                                          Title:  President




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